Exhibit 99.1

TAOMEE REPORTS THIRD QUARTER 2015 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — November 19, 2015) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the third quarter of 2015.

Highlights of the Third Quarter of 2015

•                          Total net revenues were US$10.3 million in the third quarter of 2015, an increase of 18.4% from US$8.7 million in the second quarter of 2015 and a decrease of 16.7% from US$12.3 million in the third quarter of 2014.

•                          Net revenues from PC business were US$6.5 million in the third quarter of 2015, an increase of 2.1% from US$6.3 million in the second quarter of 2015 and a decrease of 20.1% from US$8.0 million in the third quarter of 2014.

•                          Net revenues from mobile business were US$0.5 million in the third quarter of 2015, a decrease of 33.6% from US$0.8 million in the second quarter of 2015 and a decrease of 35.5% from US$0.8 million in the third quarter of 2014.

•                          Net revenues from offline business were US$3.3 million in the third quarter of 2015, an increase of 106.6% from US$1.6 million in the second quarter of 2015 and a decrease of 4.5% from US$3.5 million in the third quarter of 2014.

•                          Gross profit was US$6.6 million in the third quarter of 2015, an increase of 17.2% from US$5.7 million in the second quarter of 2015 and a decrease of 24.6% from US$8.8 million in the third quarter of 2014.

•                          Loss from operations was US$0.3 million in the third quarter of 2015, as compared with US$1.8 million loss in the second quarter of 2015 and US$0.1 million income in the third quarter of 2014.

•                          Non-GAAP net income attributable to holders of ordinary shares was US$0.1 million in the third quarter of 2015, as compared with US$1.3 million loss in the second quarter of 2015 and US$3.2 million income in the third quarter of 2014.

•                          Non-GAAP basic and diluted gain per ADS1 were both US$0.003 in the third quarter of 2015, as compared with US$0.036 for both basic and diluted loss per ADS in the second quarter of 2015 and US$0.089 and US$0.088, respectively, for basic and diluted gain per ADS in the third quarter of 2014.

1  Each American depositary share (“ADS”) represents 20 ordinary shares.

Key Operating Metrics

•                  The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 43.5 million in the third quarter of 2015, an increase of 26.8% from 34.3 million in the second quarter of 2015 and a decrease of 26.8% from 59.4 million in the third quarter of 2014.

•                  Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 0.8 million in the third quarter of 2015, an increase of 60.0% from 0.5 million in the second quarter of 2015, and a decrease of 33.3% from 1.2 million in the third quarter of 2014.

•                  Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB54 in the third quarter of 2015, a decrease of 35.7% as compared with RMB84 in the second quarter of 2015 and an increase of 25.6% from RMB43 in the third quarter of 2014.

•                  The number of downloads of the mobile applications operated by the Company was approximately 1.9 million in the third quarter of 2015, an increase of 58.3% from 1.2 million in the second quarter of 2015 and a decrease of 53.7% from 4.1 million in the third quarter of 2014.

Unaudited Financial Results for the Third Quarter of 2015

Net Revenues

Total net revenues were US$10.3 million in the third quarter of 2015, an increase of 18.4% from US$8.7 million in the second quarter of 2015 and a decrease of 16.7% from US$12.3 million in the third quarter of 2014.

Net revenues from PC business were US$6.5 million in the third quarter of 2015, an increase of 2.1% from US$6.3 million in the second quarter of 2015 and a decrease of 20.1% from US$8.0 million in the third quarter of 2014. The quarter-over-quarter (QoQ) increase was primarily attributable to more non-school days in the third quarter than in the second quarter. The year-over-year (YoY) decrease was mainly due to the decrease in active paying accounts.

Net revenues from mobile business were US$0.5 million in the third quarter of 2015, a decrease of 33.6% from US$0.8 million in the second quarter of 2015 and a decrease of 35.5% from US$0.8 million in the third quarter of 2014. The QoQ and YoY decreases were primarily due to the decline in revenues generated from Reverse World as well as the limited revenue contributions generated from the Company’s newly launched mobile games.

Net revenues from offline business were US$3.3 million in the third quarter of 2015, an increase of 106.6% from US$1.6 million in the second quarter of 2015 and a decrease of 4.5% from US$3.5 million in the third quarter of 2014. The QoQ increase was primarily contributed by the Company’s film business, while partially offset by the decrease in toys business. The YoY decrease was primarily due to the decline in the Company’s merchandise licensing and toys businesses, while partially offset by the increase in film business.

Cost of Revenues

Total cost of revenues was US$3.7 million in the third quarter of 2015, an increase of 20.4% from US$3.0 million in the second quarter of 2015 and an increase of 2.9% from US$3.5 million in the third quarter of 2014.

PC business related cost of revenues were US$1.3 million in the third quarter of 2015, flat as compared with US$1.3 million in the second quarter of 2015 and a decrease of 20.2% from US$1.6 million in the third quarter of 2014. The YoY decrease was primarily due to the decrease in bandwidth cost, royalties related to the Company’s operation of certain third-party developed virtual worlds and payroll expenses.

Mobile business related cost of revenues were US$0.2 million in the third quarter of 2015 as compared with US$0.1 million both in the second quarter of 2015 and the third quarter of 2014. The QoQ and YoY increases were primarily due to the increase in payroll expenses.

Offline business related cost of revenues were US$2.2 million in the third quarter of 2015, an increase of 36.1% from US$1.6 million in the second quarter of 2015 and an increase of 22.1% from US$1.8 million in the third quarter of 2014. The QoQ and YoY increase were primarily due to the increase in film production costs relating to the Company’s release of its Seer V film in the third quarter and the increase in payroll expenses.

Gross Profit and Gross Margin

Gross profit was US$6.6 million in the third quarter of 2015, an increase of 17.2% from US$5.7 million in the second quarter of 2015 and a decrease of 24.6% from US$8.8 million in the third quarter of 2014.

Gross margin was 64.5% in the third quarter of 2015, as compared with 65.1% in the second quarter of 2015 and 71.3% in the third quarter of 2014.

Gross margin for the PC business was 79.7% in the third quarter of 2015, as compared with 79.8% in the second quarter of 2015 and 79.7% in the third quarter of 2014.

Gross margin for the mobile business was 67.5% in the third quarter of 2015, as compared with 79.5% in the second quarter of 2015 and 84.1% in the third quarter of 2014.

Gross margin for the offline business was 34.5% in the third quarter of 2015, as compared with 0.6% in the second quarter of 2015 and 48.8% in the third quarter of 2014.

Total Operating Expenses

Total operating expenses were US$6.9 million in the third quarter of 2015, a decrease of 6.7% from US$7.4 million in the second quarter of 2015 and a decrease of 20.1% from US$8.7 million in the third quarter of 2014.

•                  Product development expenses were US$3.1 million in the third quarter of 2015, a decrease of 7.4% from US$3.4 million in the second quarter of 2015 and a decrease of 20.3% as compared with US$3.9 million in the third quarter of 2014. The QoQ decrease was primarily due to the decrease in payroll expenses, mobile gaming outsourcing expenses and toys design expenses. The YoY decrease was primarily due to the decrease in payroll expenses and toys design expenses.

•                  Sales and marketing expenses were US$3.6 million in the third quarter of 2015, an increase of 63.7% from US$2.2 million in the second quarter of 2015 and an increase of 57.5% from US$2.3 million in the third quarter of 2014. The QoQ and YoY increases were primary due to the increased promotion costs for Seer V film and Seer Franchise.

•                  General and administrative expenses were US$3.9 million in the third quarter of 2015, an increase of 47.9% from US$2.7 million in the second quarter of 2015 and a decrease of 2.8% from US$4.1 million in the third quarter of 2014. The QoQ increase was primarily due to the increase in indirect tax costs related to intercompany service charges and the on-going privatization related costs. The YoY decrease was primarily due to a decrease in provision for bad debt and unrecoverable payments, while partially offset by an increase in indirect tax costs related to intercompany service charges and the on-going privatization related costs.

Income/Loss from Operations

Loss from operations was US$0.3 million in the third quarter of 2015, as compared with a loss of US$1.8 million in the second quarter of 2015 and an income of US$0.1 million in the third quarter of 2014.

Share of Loss in Equity Method Investments

Share of loss in equity method investments was US$0.5 million in the third quarter of 2015, as compared with US$0.5 million in the second quarter of 2015 and US$0.1 million in the third quarter of 2014.

Net Income/Loss Attributable to Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares was US$0.2 million in the third quarter of 2015, as compared with a loss of US$1.6 million in the second quarter of 2015 and an income of US$1.2 million in the third quarter of 2014.

Basic and diluted loss per ADS were both US$0.006 in the third quarter of 2015, as compared with US$0.046 for both basic and diluted loss per ADS in the second quarter of 2015 and US$0.033 for both basic and diluted gain per ADS in the third quarter of 2014.

Non-GAAP net income attributable to holders of ordinary shares was US$0.1 million in the third quarter of 2015, as compared with US$1.3 million loss in the second quarter of 2015 and US$3.2 million income in the third quarter of 2014.

Non-GAAP basic and diluted gain per ADS were both US$0.003 in the third quarter of 2015, as compared with US$0.036 for both basic and diluted loss per ADS in the second quarter of 2015 and US$0.089 and US$0.088, respectively, for basic and diluted gain per ADS in the third quarter of 2014.

Cash and Cash Equivalents

As of September 30, 2015, the Company had US$72.3 million of cash and cash equivalents, as compared with US$70.5 million as of June 30, 2015.

Capital Expenditures

The company had capital expenditures of US$0.1 million in the third quarter of 2015, as compared with US$0.1 million in the second quarter of 2015, and US$0.3 million in the third quarter of 2014. The Company’s capital expenditures were used primarily for purchase of computer hardware and equipment. Actual future capital expenditures may differ from the amounts indicated above.

Share-based Compensation

Share-based compensation was US$0.3 million for the third quarter of 2015 as compared with US$0.4 million in the second quarter of 2015 and US$0.6 million in the third quarter of 2014.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income (loss) attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation and impairment charges in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:00 a.m. ET (New York) on Thursday, November 19, 2015 (which is 8:00 p.m. in China on Thursday, November 19, 2015). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	74393462
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-906-601
International:	+65-6713-5090
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://edge.media-server.com/m/p/basw57q9. A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. ET on November 19, 2015 through 07:59 a.m. ET, November 27, 2015.  The dial-in details for the telephone replay are:

Conference ID:	74393462
International:	+61-2-8199-0299
China:	400-632-2162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is a leading player in children’s entertainment and media in China. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	September 30,	June 30,
	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	$72,335,398	$70,488,576
Accounts receivable, net	3,260,114	3,123,668
Inventory	504,624	541,530
Prepaid Income tax	714,881	512,773
Due from related parties	3,450,749	336,777
Prepayments and other current assets	4,756,476	7,264,738
Deferred tax assets, current	5,649,123	5,878,004
Total current assets	90,671,365	88,146,066

Investment in equity investees	14,352,315	16,850,025
Property and equipment, net	1,594,157	1,719,120
Prepayments for land use rights and building	4,772,609	4,965,977
Acquired intangible assets	893,314	991,164
Other assets	1,176,179	2,075,533
Total assets	$113,459,939	$114,747,885

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$1,069,757	$1,182,460
Advance from customers	7,827,244	7,087,820
Due to related parties	636,554	315,798
Deferred revenue	12,090,722	12,382,149
Deferred tax liabilities, current	672,183	699,417
Accrued expenses and other current liabilities	5,019,510	4,205,309
Total current liabilities	27,315,970	25,872,953

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 749,858,866 and 752,275,006 shares issued; 707,651,086 and 706,168,586 outstanding as of September 30, 2015 and June 30, 2015, respectively)	15,075	15,045
Treasury stock (at cost)	(12,075,318)	(12,075,318)
Additional paid-in capital	77,305,383	77,019,974
Retained earnings	19,302,289	19,498,088
Accumulated other comprehensive income	1,531,581	4,241,010
Taomee Holdings Limited shareholders’ equity	86,079,010	88,698,799
Noncontrolling interests	64,959	176,133
Total equity	$86,143,969	$88,874,932

TOTAL LIABILITIES AND EQUITY	$113,459,939	$114,747,885

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014
Revenues:
PC business, net	$6,444,833	$6,310,923	$8,066,156
Mobile business, net	508,820	766,061	788,763
Offline business, net	3,330,063	1,611,865	3,488,097
Total net revenues	10,283,716	8,688,849	12,343,016

Cost of revenues
PC business	(1,305,333)	(1,271,940)	(1,635,617)
Mobile business	(165,214)	(157,322)	(125,648)
Offline business	(2,179,659)	(1,601,830)	(1,785,338)
Total cost of revenues	(3,650,206)	(3,031,092)	(3,546,603)

Gross profit	6,633,510	5,657,757	8,796,413

Operating income (expenses):
Product development	(3,139,201)	(3,391,747)	(3,941,208)
Sales and marketing	(3,590,705)	(2,193,696)	(2,280,113)
General and administrative	(3,946,903)	(2,668,029)	(4,059,122)
Other operating income, net	3,729,954	808,659	1,585,129
Total operating expenses	(6,946,855)	(7,444,813)	(8,695,314)

Income (Loss) from operations	(313,345)	(1,787,056)	101,099

Interest income	213,218	456,469	642,387
Other income, net	198,720	59,810	186,162
Impairment loss on investment in an equity investee	—	—	(1,400,000)
Income (Loss) before income taxes and share of loss in equity method investments	98,593	(1,270,777)	(470,352)

Income tax benefit	113,402	7,050	1,708,088

Share of loss in equity method investments	(518,968)	(479,649)	(104,567)
Net income (loss)	(306,973)	(1,743,376)	1,133,169

Less: Net loss attributable to non-controlling interest	(111,174)	(133,314)	(32,574)

Net income (loss) attributable to holders of ordinary shares	$(195,799)	$(1,610,062)	$1,165,743
Earnings (Loss) per ADS
-Basic	$(0.006)	$(0.046)	$0.033
-Diluted	$(0.006)	$(0.046)	$0.033
Weighted average number of shares used in calculation
- Basic	706,654,890	706,345,031	708,630,255
- Diluted	706,654,890	706,345,031	716,521,745
Weighted average number of ADS used in calculation
- Basic	35,332,745	35,317,252	35,431,513
- Diluted	35,332,745	35,317,252	35,826,087

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	September 30, 2015	June 30, 2015	September 30, 2014
Net income/(loss)	$(306,973)	$(1,743,376)	$1,133,169
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	2,709,429	319,432	140,967
Comprehensive income/(loss)	2,402,456	(1,423,944)	1,274,136
Comprehensive loss attributable to noncontrolling interest	(111,174)	(133,314)	(32,574)
Comprehensive income/(loss) attributable to Taomee Holdings Limited	$2,513,630	$(1,290,630)	$1,306,710

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income (loss) attributable to holders of ordinary shares	$89,610	$(1,259,992)	$3,160,468
Share-based compensation	(285,409)	(350,070)	(594,725)
Impairment loss on investment in an equity investee	—	—	(1,400,000)
GAAP net income (loss) attributable to holders of ordinary shares	$(195,799)	$(1,610,062)	$1,165,743

Non-GAAP income (loss) per ADS
-Basic	$0.003	$(0.036)	$0.089
-Diluted	$0.003	$(0.036)	$0.088